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Michael C. Donlon

mdonlon@bsk.com

P: 716.416.7015

May 12, 2023

VIA EDGAR SUBMISSION

Mr. Michael Killoy

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Servotronics, Inc. Definitive Additional Materials (DEFA14A) Filed on May 4, 2023 File No. 001-07109

Dear Mr. Killoy:

This letter is being submitted on behalf of Servotronics, Inc. (the “Company”) in response to an oral comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Additional Materials filed by the Company on May 4, 2023 (the “Soliciting Material”).

We thank the Staff for bringing to the Company’s attention an error in the Soliciting Material relating to the increase in the Company’s share price from September 2019 to a recent price. We acknowledge that scrivener’s error and note that the sentence was intended to read (corrected disclosure underlined): “Since July 2004, Servotronics shares have more than doubled, rising 113% from $5.70 to a recent price of $12.15, and measuring from September 2019, Servotronics’ share price has risen nearly 23% from $9.90 to $12.15.”

While acknowledging his error, we believe that a rational shareholder would clearly see the reference to 237% rather than 23% as nothing more than a typographical error, especially in light of the remainder of the disclosure in that sentence that provides the starting and ending data points for that period as well as the percentage increase for another period that had a different starting date and price but the same ending price. Accordingly, we respectively advise the Staff that we do not believe that corrective disclosure is necessary in his instance. If the Company files any additional soliciting material that contains the same or similar disclosure, the Company will ensure that this error is not repeated.

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Mr. Michael Killoy

May 12, 2023

On behalf of the Company, we hereby confirm the Company’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (716) 416-7015.

Very truly yours,

BOND, SCHOENECK & KING, PLLC

/s/ Michael C. Donlon

Michael C. Donlon

Member